InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

December 29, 2015

VIA EDGAR

Ms. Melissa Raminpour

Accounting Branch Chief

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	InnerWorkings, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 6, 2015
File No. 000-52170

Dear Ms. Raminpour:

We received your comment letter dated December 22, 2015 regarding our Annual Report on Form 10-K for the year ended December 31, 2014, and we respectfully request a 10 business day extension until January 22, 2016 to gather additional information to respond to your comments.

Please call Matthew F. Bergmann at (312) 558-5924 if you have any questions or concerns.

Respectfully submitted,

/s/ Ronald Provenzano
Ronald Provenzano
General Counsel
InnerWorkings, Inc.

cc:	Matthew F. Bergmann